Vote WITHHOLD on Cano Health Directors Today!

Concerned Shareholders of Cano Urge All Holders to Send a Clear Message About the Immediate Need for Change

Dr. Alan Muney, Chair of the Compensation Committee, and Kim Rivera, Chair of the Nominating and Corporate Governance Committee, Have Failed Cano Stockholders During a Period of Immense Value Destruction

Dear Fellow Cano Stockholders,

We recently resigned as members of the Board of Directors (the "Board") of Cano Health, Inc. ("Cano" or the "Company") (NYSE: CANO) and have filed the accompanying definitive proxy statement with the U.S. Securities and Exchange Commission in order to solicit **WITHHOLD** votes against the re-election of Dr. Alan Muney, Chair of Cano's Compensation Committee, and Kim Rivera, Chair of Cano's Nominating and Corporate Governance Committee. Due to Cano's classified Board, only these two Company directors will stand for election at the 2023 Annual Meeting of Stockholders (the "Annual Meeting") on June 15, 2023.

Given their important roles leading key committees, we believe that Dr. Muney and Ms. Rivera bear direct responsibility for Cano's disastrous performance of the common equity, unethical and unprecedented corporate governance practices as well as poor oversight of management and misaligned compensation practices. Those directors approved disastrous acquisitions, including the MSP transaction and have led the effort in creating a shadow board and a sham "special committee" that has excluded directors representing over 35% of the equity. These failures have resulted in executives leaving the company which, in turn, has compounded Cano's negative performance. As Chair of the Compensation Committee, Dr. Muney has established a "pay for failure" culture and presided over the issuance of excessive equity awards. As Chair of the Nominating and Corporate Governance Committee, Ms. Rivera has overseen insular governance policies that include a classified Board, excessive related-party transactions and the selection of a seemingly unqualified Chairman. These critiques are merely an overview of the troubled track records that both individuals have amassed while on the Board. In the near-term, we intend to release a presentation that reinforces our case for boardroom change and spotlights the failures of both Dr. Muney and Ms. Rivera.

As a reminder, we have submitted a notice to the Company to nominate two highly qualified, independent candidates – Joseph Berardo, Jr. and Guy P. Sansone – for election to the Board at the Annual Meeting. Messrs. Berardo and Sansone possess significant healthcare services experience as well as backgrounds in corporate governance, capital allocation, transactions and strategic planning. We also submitted a business proposal to give stockholders the opportunity to vote on the removal of Dr. Marlow Hernandez, the Company's Chief Executive Officer, from the Board for cause at the upcoming Annual Meeting (the "Removal Proposal").

Stockholders' ability to vote on the election of our director candidates and the Removal Proposal at the Annual Meeting is dependent on the success of our group's previously disclosed action in the Delaware Court of Chancery. The action seeks to compel Cano to reopen the window for nominating director candidates and making proposals under the Company's Bylaws at the upcoming Annual Meeting. A ruling is expected in early June.

In the meantime, we urge stockholders to vote WITHHOLD on Proposal 1 (Election of Dr. Muney and Ms. Rivera) on any proxy card received (the GREEN or WHITE proxy card).

If you have any questions or require any assistance with your vote, please contact HKL & Co., LLC, which is assisting us, at +1 (800) 326-5997 or by email at CANO@hklco.com.

Thank you very much for your support,

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht

Vote WITHHOLD on Proposal 1 – Re-Election of Alan Muney and Kim Rivera